Exhibit 1

ASX Release 19 MARCH 2019 WESTPAC RESETS WEALTH STRATEGY AND ANNOUNCES EXECUTIVE CHANGES Westpac Group today announced changes to the way it supports customers’ wealth and insurance needs. The changes reflect the Group’s commitment to supporting customers through their financial lives, while responding to the changing external environment. Westpac Group Chief Executive, Mr Brian Hartzer, said: “We are committed to supporting our customers’ insurance, investment and superannuation needs as part of our service strategy. The changes we’re announcing today are about focusing our investment where we have genuine competitive advantage and growth opportunities.” In summary the Group is: • Realigning its major BT Financial Group (BTFG) businesses into the Consumer and Business divisions; Exiting the provision of personal financial advice by Westpac Group salaried financial advisers and authorised representatives; Moving to a referral model for financial advice by utilising a panel of advisers or adviser firms; Entering into a sale agreement as part of the exit with Viridian Advisory,1 which will see many BT Financial Advice ongoing advice customers offered an opportunity to transfer to Viridian. A number of the Group’s salaried financial advisers and support staff will transition to Viridian from the anticipated completion date of 30 June 2019. Some authorised representatives may also move to Viridian by 30 September 2019; Simplifying the Group’s structure and re-organising Group Executive responsibilities; Continuing to invest in the BT brand, reflecting its strength and market position, although BTFG will no longer be a standalone division; and Unlocking value by exiting a high cost, loss-making business. We expect the costs associated with exiting and restructuring will be offset by future cost savings. • • • • • • Wealth businesses realigned into expanded Business and Consumer divisions The Group’s wealth and insurance businesses will be moved into expanded Business and Consumer divisions. The Private Wealth, Platforms & Investments, and Superannuation businesses will move into an expanded Business division, while the Insurance business will move into the Consumer division. 1 Viridian Advisory is a self-licensed national advice business offering wealth and retirement planning, investment management and other solutions. 1

Mr Hartzer said: “We’re realigning our capabilities into the lines of business where it makes most sense based on customer needs. “Most customers don’t differentiate between banking and wealth products; they want help buying their home, paying their bills, planning for retirement, or protecting the things that matter most to them. They expect professional service that meets their financial needs. “Moving Private Wealth into the Business division recognises that many of our high net worth customers have their own businesses or work for many of the companies we bank. Following our significant investment in Panorama and the launch of BT Open Services, we now have market leading platforms where the natural customer base is also primarily found in our Business division. “Similarly, superannuation – including corporate superannuation, and support for SMSFs – is strongly linked to our Business division.” The move of Insurance into Consumer will make it easier to meet the insurance needs of our retail customers. Mr Hartzer said these changes deliver a better and more integrated experience for customers as well as simplifying the Group’s structure. “These changes allow us to focus investment in areas where we have a competitive advantage such as platforms and insurance. It also follows previous strategic decisions the Group has made about how it operates in wealth, including its decision to divest or sell-down its asset management businesses (BTIM – now Pendal, Hastings, and Ascalon), as well as partnering with Allianz to provide certain insurance products.” Exit of Face-to-Face Personal Financial Advice in BTFG Mr Hartzer said exiting BTFG’s financial advice business reflects the changing external environment, including a trend by financial advisers to operate independently, or in smaller advisory groups. A component of Westpac Group’s exit will see Viridian Advisory offer employment to around 175 BT Financial Advice (BTFA) salaried advisers and other management and support staff. Viridian Advisory will also commence supporting many ongoing advice customers who consent to transition from the anticipated completion date of 30 June 2019. BT Group Licensees currently operating under the Securitor and Magnitude brands will be assisted with different options, including self-licensing or moving to another licensee, which may include Viridian Advisory. “The decision to exit the provision of personal financial advice by financial advisers under our licence has not been taken lightly, and our priority is to ensure the smoothest possible transition for customers, advisers, and support staff,” Mr Hartzer said. The Group is on track to complete its customer remediation programs in relation to ongoing advice fees for customers of its salaried advisers by fourth quarter 2019. It is continuing to work through its remediation approach for authorised representatives. As part of the change, responsibility for BT remediation programs will move to Westpac Group Chief Operating Officer, Gary Thursby. 2

Re-organisation of Group Executive responsibilities David Lindberg, Chief Executive Consumer The Consumer division will be led by the current Business Bank Chief Executive, Mr David Lindberg. Mr Hartzer said: “David is an experienced banking executive who has been an outstanding leader of the Business Bank over the past four years. “As head of the Business Bank, David and his team took it to number one in customer satisfaction, transformed its digital offering and consistently grew cash earnings by carefully managing margins, operating expenses and improving service quality. “He is also an experienced retail banker, having worked across three Australian banks in a number of operational and strategic positions including as Westpac’s Chief Product Officer, responsible for product and digital across the Group.” Alastair Welsh, Acting Chief Executive Business General Manager Commercial Banking, Mr Alastair Welsh, will lead the Business division on an acting basis, while a global executive search is conducted for Mr Lindberg’s replacement. Mr Welsh is an experienced business banker and has held senior roles across the Group for the past 26 years. “Al has a great track record in the Business Bank, and also spent time in BT a number of years ago. I’m confident he will do a great job during this interim period,” Mr Hartzer said. George Frazis With the Consumer Bank well positioned and the changes announced today, Consumer Bank Chief Executive, Mr George Frazis, will leave the Group to pursue other leadership opportunities. Mr Hartzer said: “George has made a major contribution to Westpac since joining the Group in New Zealand 10 years ago as its CEO. “Since being appointed Chief Executive, Consumer Bank in 2015, he has instilled a strong customer-centric culture and introduced our Service Promise – which is now used by our 39,000 employees across the Group. “His commitment to strengthening customer relationships, simplifying the business and driving improved service has seen more than a million new customers join us across all our consumer brands over the past four years. In addition, customer use of digital channels has increased significantly to 34% of sales in the Consumer Bank. “George is a highly talented and experienced executive. I thank George for his significant contribution and the personal support he has provided to me over the past seven years.” Mr Frazis will be with the Group until June, assisting with the transition. 3

Brad Cooper Mr Hartzer said Mr Brad Cooper will stay on to ensure the successful transition of BT’s businesses into their new divisions, following which Mr Cooper has indicated that he will leave to seek a new leadership role outside the Group. “Brad is a highly-regarded executive, whose contribution to the Group over the past 12 years spans roles including CEO of Westpac New Zealand, leading the transformation and integration of the St.George merger and Chief Executive of BT Financial Group. I am grateful for his support over the past seven years and appreciate his leadership in designing the way forward for wealth, as well as staying on to assist in a smooth transition for customers and staff. “Under his leadership, BT has consistently moved ahead of the industry on reform, including removing grandfathered commissions and introducing the first transparent system where customers can rate their adviser. “Brad has set the Group up for further commercial success with our open architecture wealth platform, BT Panorama, which is rapidly attracting advisers and growing FUA – with more than $16 billion now under administration.” Financial Impact In aggregate, the changes announced today are expected to be EPS positive2 in 2020 due to exiting a high cost, loss-making business. The one-off impacts from the transaction and implementation will be spread over FY19 and FY20. Initial estimates include one off costs of between $250-$300 million. Proceeds from the sale will depend on the size of the business that transitions to Viridian Advisory. Exiting the Advice business and moving the Group’s wealth businesses into the Consumer and the Business divisions will result in: • Removing the cash earnings loss from the Advice business ($53 million in FY18 excluding remediation costs); and $20 million (pre-tax) of productivity savings from operating one less business division. • The divisional changes will be effective from 1 April 2019 and will not be reflected in Westpac’s 1H19 Results. Details of the provisions and costs related to customer remediation programs continue to be worked through and the Group expects to provide ongoing updates. ENDS 2 Excludes any remediation costs 4

Biography – David Lindberg

David was appointed Chief Executive, Business Bank in June 2015. He manages the Group's end to end relationships with business customers for the Westpac, St.George, BankSA and Bank of Melbourne brands. The Business Bank provides a wide range of banking and financial products and services to Australia's small, commercial, corporate and agri businesses. Prior to this appointment, David was Chief Product Officer for the Group's retail and business products across all brands, as well as overseeing the Group's digital activities. Before joining Westpac in 2012, David was Executive General Manager, Cards, Payments & Retail Strategy at the Commonwealth Bank of Australia. David was also formerly Managing Director, Strategy, Marketing & Customer Segmentation at Australia and New Zealand Banking Group Limited and Managing Vice President and Head of Australia for First Manhattan.

Biography – Alastair Welsh

Alastair Welsh has over 30 years' experience in financial services. For the last 26 years he has worked at Westpac in both New Zealand and Australia including time in BTFG and most recently as General Manager, Commercial Banking. He has a broad range of experience including roles as a Business Banker running client portfolios, leading large scale strategic initiatives and transformation programmes, including working as Transformation Director on the Westpac and St.George Bank merger.

Westpac Group Executive Structure (As of 1 April 2019)


Brian Hartzer CEO Westpac Group
David Lindberg Chief Executive Consumer
Lyn Cobley Chief Executive Westpac Institutional Bank
Gary Thursby Chief Operating Officer
Peter King Chief Financial Officer
Christine Parker Group Executive Human Resources
Carolyn McCann Group Executive Customer & Corporate Relations
Alastair Welsh Acting Chief Executive Business
David McLean Chief Executive New Zealand
Craig Bright Chief Information Officer
Rebecca Lim Group Executive Legal & Secretariat
David Stephen Chief Risk Officer

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